The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

April 27, 2017

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”)
File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on March 8, 2017 regarding the Company’s Post-Effective Amendment (“PEA”) No. 210 to its Registration Statement on Form N-1A.  PEA No. 210 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 31, 2017.  The purpose of PEA No. 210 is to introduce one new series to the Company, the Orinda Income Opportunities Fund (the “Fund”).

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, incorporate the Staff’s comments regarding PEA No. 210, and file updated exhibits to the Registration Statement.

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Company’s respective responses.

1.                                      Prospectus — Summary Section — Expenses and Fees Table

Staff Comment: Please confirm whether the Fund’s operating expenses are expected to increase or decrease following the reorganization of the Orinda Income Opportunities Fund, a series of Advisors Series Trust (the “Predecessor Fund”), into the Fund (the “Reorganization”).

Response: The Company supplementally confirms that the Reorganization is expected to result overall in a decrease in annual fund operating expenses. The fee rates to be charged by the various service providers to the Fund are lower than the fee rates charged to the Predecessor Fund, which will result in projected lower operating expenses for the Fund.

2.                                      Prospectus — Summary Section — Example

Staff Comment:  Consider removing the 5- and 10- year expense examples, as the Fund is a new investment series.

Response: The Fund will be the accounting successor to the Predecessor Fund as a result of the Reorganization. Accordingly, the Fund has adopted the financial statements of the Predecessor Fund. As such, the Company believes that it does not meet the definition of a “New Fund” under Instruction 6 to Item 3 of Form N-1A, and will report the 5- and 10- year periods for the expense example.

3.                                      Prospectus — Summary Section — Summary of Principal Investment Strategies

Staff Comment: The first paragraph discuses Rule 144A securities. Please add brief language that provides more information about Rule 144A securities.

Response: The Company will make the requested change.

4.                                      Prospectus — Summary Section — Summary of Principal Investment Strategies

Staff Comment: The fourth paragraph states that the Fund may invest up to 85% of its net assets in derivatives. Please confirm the methodology used to calculate this limitation.

Response: The Company supplementally confirms that in order to calculate whether the Fund has exceeded the 85% net asset threshold for derivatives, it takes the absolute market values of any purchased and written options, adds in any unrealized variation margin on futures contracts, and then adds the absolute market values of any long and short futures positions.

5.                                      Prospectus — Summary Section — Summary of Principal Risks

Staff Comment: Please revise the “Derivatives Risk” to include specific risks to options, futures and swaps.

Response: The Company will make the requested change.

6.                                      Prospectus — Summary Section — Summary of Principal Risks

Staff Comment: Since the Fund may make investments in equity securities of issuers of any market capitalization, please add a “Large Companies” risk factor.

Response: The Company will make the requested change.

7.                                      Prospectus — Appendix A

Staff Comment: Please confirm how the Fund will update Appendix A.

Response: The Company supplementally confirms that it will update Appendix A, as needed.  The updated information will be filed with the SEC under either Rule 485(b) or Rule 497 of the 1933 Act, depending on the timing or materiality of the update.

8.                                      Statement of Additional Information — Investment Limitations

Staff Comment: Please revise the first sentence of the seventh investment limitation paragraph by adding the phrase “or group of industries” so that the sentence reads: “With the exception of the real estate industry, in which the Fund will concentrate, invest 25% or more of its total assets in the securities of companies engaged in any one industry or group of industries.”

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.
Cynthia Yee, Orinda Asset Management, LLC
Jillian Bosmann, Drinker Biddle & Reath LLP